Exhibit II-1

(English Language Summary)

FamilyMart Co., Ltd.’s Amended Extraordinary Report Concerning Execution of Absorption-Type Merger

Agreement and Absorption-Type Demerger Agreement, dated February 4, 2016

A fair and accurate summary of the material provisions of the above-mentioned foreign language document is included in “Notice Regarding the Execution of the Absorption-Type Merger Agreement between FamilyMart Co., Ltd. and UNY Group Holdings Co., Ltd. and Absorption-Type Demerger Agreement between FamilyMart Co., Ltd. and Circle K Sunkus Co., Ltd., and the Change of Company Name,” dated as of February 3, 2016, previously furnished as Exhibit 6 to Form CB filed with the Securities and Exchange Commission on February 4, 2016. The above-mentioned foreign language document included the text of the absorption-type merger agreement and the absorption-type demerger agreement, which have been omitted from this summary.